PANAMA DREAMING INC.

Edificio Torre El Cangrejo

Segundo piso, Of. No2

Panama City, Panama 0823-03260

February 8, 2012

Mark P. Shuman

Legal – Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                    RE:      Panama Dreaming Inc.

                                                                                                Amendment No. 4 to

                                                                                                Registration Statement on Form S-1

                                                                                                File No. 333-176312

                                                                                                Filed on January 9, 2012

Dear Mr. Shuman:

            In response to your letter dated February 8, 2012, please be advised as to the following:

Dilution of the Price you Pay for Your Shares, page 13 and 14.

  The narrative portion of the dilution section has been updated to properly reflect the correct calculations.
  The dilution tables have been updated to reflect the correct calculations.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 20.

1.      The Company is relying on the complete disclosure made throughout the registration statement as it relates to its financial position as of its most recent quarter ended September 30, 2011. Further, the Company does not plan to begin operations until the minimum number of shares have been sold and the minimum amount of funds raised of which is referenced in the Use of Proceeds section on page 11 of the amended registration statement filed herewith.

            Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

/s/ MIGUEL MIRANDA

Miguel Miranda, President and CEO